Exhibit 99.52

DeFi Technologies Inc.’s Wholly Owned Subsidiary Valour Inc. Launches 3 New Products on NGM

●	DeFi Technologies' subsidiary, Valour Inc., introduces three EUR denominated products on NGM: Valour Ethereum Zero EUR, Valour Solana EUR and Valour Digital Asset Basket 10 (VDAB10) EUR. The products are available for trading as of 25/08/2023.

Zug, Switzerland and Toronto, Canada, August 29, 2023 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: RB9) (OTC: DEFTF), a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is excited to announce that its subsidiary Valour Inc. (“Valour”), a leading issuer of exchange traded products (“ETPs”) that provide simplified access to digital assets, has launched three euro-denominated products on NGM - Valour Ethereum Zero EUR (ISIN: CH1149139623), Valour Solana EUR (ISIN: CH1114178838) and Valour Digital Asset Basket 10 (VDAB10) EUR (ISIN: CH1149139623).

“After the exciting launch of our newest product in the Nordics, the VDAB10 SEK ETP, a diversified digital asset basket, it is only natural to offer this innovative and dynamic product to investors that prefer trading in Euro.” said Johanna Belitz, Head of Sales France and Nordics. “Similarly, simplifying access to our excellent Ethereum Zero EUR product to Nordic investors is a natural step in our expansion in the Nordics. The absence of a management fee in this product makes it extraordinary in its performance. As with funds, management fees are as important a factor as potential yields when making a choice on where to invest your capital.”

“Through the introduction of these three innovative products, we are strengthening our robust market stance within the Nordic region. Valour's deep-rooted associations with Sweden, from a historical and corporate standpoint, synergize with our latest product range to streamline cryptocurrency asset accessibility also to the Finnish investment community.” Said Johan Wattenström, Founder and Director of Valour.

About the products:

Valour Ethereum Zero EUR precisely tracks the price of ETH without charging management fees, making an investment in the world’s second largest digital asset easier, more secure and more cost-effective than all other options.

Valour Solana EUR precisely tracks the price of SOL, the native cryptocurrency fuelling the Solana network. Marketed as one the fastest blockchains, Solana has more than 400 live projects spanning its DeFi, NFT, and Web3 ecosystem. Valour's Solana ETP makes an investment in this leading decentralised platform cost-effective, simpler and more secure.

Valour Digital Asset Basket 10 (VDAB10) tracks the performance of the top 10 largest crypto assets based on market capitalisation with a maximum cap of 30% for any constituent. Valour’s VDAB10 ETP provides investors with a diversified and dynamic exposure to the ever evolving crypto landscape in a trusted and secure manner.

The new products are available for trading as of 25/08/2023 through online brokers such as Avanza and Nordnet.

In addition to its novel digital asset platform, which includes 1Valour Ethereum Physical Staking ETP and 1Valour Bitcoin Physical Carbon Neutral ETP, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour's existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Enjin (ENJ), Bitcoin Carbon Neutral (BTCN) and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: RB9) (OTC: DEFTF) is a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (DeFi).

With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of professionals with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem.

Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. issues exchange traded products (ETPs) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: RB9) (OTC: DEFTF).

For more information on Valour, visit https://valour.com

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the launch of Valour Ethereum Zero EUR, Valour Solana EUR, and Valour Digital Asset Basket 10 (VDAB10) EUR; the regulatory environment with respect to the growth and adoption of decentralised finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information, please contact:

Investor Relations DeFi Technologies
ir@defi.tech